UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

AMYLIN PHARMACEUTICALS, INC.

(Name of Subject Company)

AMYLIN PHARMACEUTICALS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

032346108

(CUSIP Number of Class of Securities)

Daniel M. Bradbury

President and Chief Executive Officer

Amylin Pharmaceuticals, Inc.

9360 Towne Centre Drive

San Diego, California 92121

(858) 552-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Nancy Lieberman, Esq.

Ann Beth Stebbins, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on July 10, 2012 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule 14D-9”), by Amylin Pharmaceuticals, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by B&R Acquisition Company, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), to purchase all of the outstanding to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share of the Company at a purchase price of $31.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), each of which is attached to the Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Bristol-Myers Squibb and certain of its affiliates, including Merger Sub, with the SEC on July 10, 2012. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end of the sub-section titled “Litigation Related to the Offer—Class Action Litigation”:

“On July 10, 2012, the plaintiff in Halberstam v. Amylin Pharmaceuticals, Inc., Case No. 7682 filed a notice and proposed order of voluntary dismissal, which is currently pending before the court.

On July 10, 2012, a putative stockholder class action complaint was filed in the court of Chancery of the State of Delaware captioned Solak v. Amylin Pharmaceuticals, Inc., Case No. 7684. On July 12, 2012, a putative stockholder class action complaint was filed in the court of Chancery of the State of Delaware captioned Jurko v. Amylin Pharmaceuticals, Inc., Case No. 7695. Each complaint names as defendants the Company, the Individual Defendants, Bristol-Myers Squibb and Merger Sub, and each complaint was subsequently consolidated as described below.

On July 10, 2012, the Court of Chancery of the State of Delaware approved a stipulated order of class certification and case management, which certified a conditional class in the case captioned Phillips v. Amylin Pharmaceuticals, Inc., Case No. 7673-CS (the “Delaware Action”) and named Maxine Phillips as lead plaintiff for the class (the “Lead Plaintiff”). The terms of the order provide that it shall apply to each case subsequently filed in the Court of Chancery or transferred to the Court of Chancery that relate substantially to the same matter as the Delaware Action and that the Lead Plaintiff shall promptly seek to have any such case consolidated with the Delaware Action. The parties to the Delaware Action have agreed to expedited discovery and a preliminary injunction hearing has been scheduled for August 6, 2012. The description in this paragraph is qualified in its entirety by reference to the Stipulated Order of Class Certification and Case Management filed as Exhibit (a)(5)(G).

On July 12, 2012, attorneys for the Lead Plaintiff filed a verified amended class action complaint in connection with the Delaware Action (the “Amended Complaint”). The Amended Complaint names as defendants the Company, the Individual Defendants, the Bristol-Myers Squibb and Merger Sub. The Amended Complaint alleges generally that the Individual Defendants breached their fiduciary duties and Bristol-Myers Squibb and Merger Sub aided and abetting the purported breaches of such fiduciary duties.

The Amended Complaint includes allegations that the Individual Defendants breached their fiduciary duties by failing to take steps to maximize the value of Amylin to its public shareholders. The relief sought includes an injunction, rescission (to the extent the proposed transaction has already been consummated) or rescissory damages, exclusion of certain shares from any vote in favor of the proposed transaction, and costs and disbursements, including attorneys’ and experts’ fees. The description in this paragraph is qualified in its entirety by reference to the Amended Complaint filed as Exhibit (a)(5)(H).

On July 17, 2012, the court entered an order consolidating three of the purported stockholder class action complaints filed in the Court of Chancery of the State of Delaware, captioned Phillips v. Amylin Pharmaceuticals, Inc., et al., Case No. 7673, Solak v. Amylin Pharmaceuticals, Inc., et al., Case No. 7684, and Jurko v. Amylin Pharmaceuticals, Inc., et al., Case No. 7695. The consolidated case is captioned In re Amylin Pharmaceuticals, Inc. Shareholders Litigation, Case No. 7673-CS (the “Consolidated Delaware Action”), and the Amended Complaint is designated as the operative complaint.

On July 10, 2012, a putative stockholder class action complaint was filed in the Superior Court of California, County of San Diego, captioned Warnock v. Amylin Pharmaceuticals, Inc., Case No. 37-2012-00100410-CU-SL-CTL. The complaint names as defendants, the Company, the Individual Defendants, Bristol-Myers Squibb and Merger Sub. The complaint alleges generally that the Individual Defendants have violated fiduciary duties owed to public shareholders of the Company, have failed to obtain for such shareholders the highest value available for the Company and have failed to take steps to maximize the value of the Company in a change of control transaction. The complaint alleges that Bristol-Myers Squibb, Merger Sub and the Company have participated in the Individual Defendants’ breaches of fiduciary duty and have aided and abetted the wrongdoing alleged therein. The relief sought includes an injunction enjoining the defendants from consummating the proposed transaction, rescission or the award of rescissory damages (in the event that the proposed transaction is consummated), compensatory damages, and the award of the costs and disbursements of the action, including attorneys’ and experts’ fees. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (a)(5)(I).”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(a)(5)(G)	Stipulated Order of Class Certification and Case Management dated July 10, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(H)	Amended Class Action Complaint dated July 12, 2012 (Maxine Phillips v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(I)	Class Action Complaint dated July 10, 2012 (James Warnock v. Amylin Pharmaceuticals, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(J) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 14D-9 is true, complete and correct.

AMYLIN PHARMACEUTICALS, INC.

By:	/s/ Harry J. Leonhardt
Name:	Harry J. Leonhardt
Title:	Senior Vice President, Legal and Compliance, and Corporate Secretary

Dated: July 18, 2012

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